Exhibit 99.1
ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

INTRODUCTION

This discussion and analysis of financial position, results of operations and cash flows ("MD&A") of Entrée Gold Inc. (“Entrée” or the "Company") should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2010 (the "Annual Financial Statements").  Additional information relating to the Company, including the Company’s Annual Information Form dated March 25, 2011 (the "AIF") is available on SEDAR at www.sedar.com. The effective date of this MD&A is August 5, 2011. The Company prepares its financial statements in conformity with generally accepted accounting principles in the United States of America ("US GAAP").

In this MD&A, all dollar amounts are expressed in United States dollars, unless otherwise specified as "Cdn $" or "C$" for Canadian dollars or "A$" for Australian dollars.  All references to "common shares" mean common shares in the capital stock of the Company.

As used in this MD&A, the terms "we", "us", "our", the "Company" and "Entrée" mean Entrée Gold Inc. and the Company’s wholly-owned subsidiaries, unless otherwise indicated.

Unless otherwise stated, Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), is responsible for the preparation of technical information in this MD&A.

CORPORATE INFORMATION

Our corporate headquarters are located in Vancouver, British Columbia, Canada.  Field operations are conducted out of local offices in Mongolia, the United States and Australia.  Entrée is primarily focused on exploring its principal properties in Mongolia and Nevada.  As part of the Company’s strategy, management is also actively seeking acquisitions to complement the Company’s existing portfolio.

LISTING OF COMMON STOCK ON OTHER STOCK EXCHANGES

Trading of our common shares commenced on the NYSE-Amex effective July 18, 2005, under the trading symbol "EGI". On April 24, 2006, Entrée began trading on the Toronto Stock Exchange and discontinued trading on the TSX Venture Exchange.  The trading symbol remained "ETG". The Company is also traded on the Frankfurt Stock Exchange, under the trading symbols "EKA" and "WKN 121411".

OVERVIEW

We are an exploration stage resource company engaged in exploring mineral resource properties.  We have development and exploration properties in Mongolia, the United States, Australia and Peru.  Our two principal assets are the Lookout Hill property in Mongolia, which hosts a copper-gold porphyry system with a NI 43-101 compliant probable reserve estimate as well as indicated and inferred resource estimates, and our Ann Mason copper-molybdenum property in Nevada, with a NI 43-101 compliant inferred resource estimate.  The following is an overview of our two principal properties.

MONGOLIA – LOOKOUT HILL

The Lookout Hill property in the South Gobi region of Mongolia is comprised of two mining licences, Shivee Tolgoi and Javhlant, granted by the Mineral Resources Authority of Mongolia in October 2009, and held by a wholly-owned subsidiary of Entrée.  Shivee Tolgoi and Javhlant completely surround Oyu Tolgoi LLC’s ("OTLLC") Oyu Tolgoi project and host the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit, respectively.  These deposits are located within a land area subject to a joint venture between Entrée and OTLLC (the "Entrée-OTLLC Joint Venture").  OTLLC is owned 66% by Ivanhoe Mines Ltd. (“Ivanhoe Mines”) and 34% by the Government of Mongolia.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

The beneficial ownership of the Shivee Tolgoi and Javhlant mining licences is divided between Entrée and the Entrée-OTLLC Joint Venture as described below:

•
The Entrée-OTLLC Joint Venture beneficially owns 39,864 hectares consisting of the eastern portion of Shivee Tolgoi and all of the Javhlant mining licence (the "Joint Venture Property").   The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds OTLLC’s Oyu Tolgoi project.  The Joint Venture Property hosts the Hugo North Extension deposit and the Heruga deposit.  Entrée holds title to the Joint Venture Property in trust for the Entrée-OTLLC Joint Venture.

•
The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") covers an area of 35,242 hectares. Shivee West is 100% legally and beneficially owned by Entrée but is subject to a first right of refusal by OTLLC.

The illustration below depicts the different areas of Lookout Hill:

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

Entrée-OTLLC Joint Venture

In October 2004, Entrée entered into an arm’s-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Ivanhoe Mines.  Under the Earn-In Agreement, Ivanhoe Mines agreed to purchase equity securities of Entrée, and was granted the right to earn a beneficial interest in the Joint Venture Property.  Most of Ivanhoe Mines’ rights and obligations under the Earn-In Agreement were subsequently assigned by Ivanhoe Mines to what was then its wholly-owned subsidiary, OTLLC.  The Government of Mongolia subsequently acquired from Ivanhoe Mines a 34% interest in OTLLC, which is also the title holder of the Oyu Tolgoi copper-gold project, illustrated in the map above.

OTLLC undertook an exploration program which established the presence of two significant resources on the Joint Venture Property: the Hugo North Extension deposit immediately to the north of Oyu Tolgoi and the Heruga deposit immediately to the south of Oyu Tolgoi.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration on the Joint Venture Property.  OTLLC earned an 80% beneficial ownership interest in all minerals extracted below a sub-surface depth of 560 meters from the Joint Venture Property and a 70% beneficial ownership interest in all minerals extracted from surface to a depth of 560 meters from the Joint Venture Property.  In accordance with the Earn-In Agreement, Entrée and OTLLC formed the Entrée-OTLLC Joint Venture on terms annexed to the Earn-In Agreement.

Under the terms of the Entrée-OTLLC Joint Venture, Entrée may be carried through to production, at its election, by debt financing from OTLLC with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance.  Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from sale of Entrée’s share of products.  Such amounts will be applied first to payment of accrued interest and then to repayment of principal.  Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month.

At June 30, 2011, Ivanhoe Mines owned approximately 12% of Entrée’s issued and outstanding shares acquired pursuant to the Earn-In Agreement.  Certain of Ivanhoe Mines' rights and obligations under the Earn-In Agreement, including a right to nominate one member of Entrée’s Board of Directors, a pre-emptive right to enable it to preserve its ownership percentage in the Company, and an obligation to vote its shares as Entrée’s Board of Directors directs on certain matters, expired with the formation of the Entrée-OTLLC Joint Venture.  OTLLC’s right of first refusal on Shivee West is maintained.

Investment by Rio Tinto in Entrée

In June 2005, following the announcement in May 2005 of the discovery of high grade mineralization at Hugo North Extension, Rio Tinto Exploration Canada Inc. (formerly Kennecott Exploration Canada Inc.) ("Rio Tinto") took part in a private placement in the Company and became its largest shareholder. The terms of the equity participation agreement provide that in the event Entrée undertakes an equity financing, Rio Tinto has a pre-emptive right to maintain its ownership percentage in the Company.

At June 30, 2011, Rio Tinto owned approximately 13% of Entrée’s issued and outstanding shares.

Investment by Rio Tinto Holdings in Ivanhoe Mines

Following Rio Tinto’s investment in the Company in June 2005, Rio Tinto plc, through its subsidiary Rio Tinto International Holdings Ltd. (“Rio Tinto Holdings”), invested approximately $3.5 billion between October 2006 and June 2011 to acquire approximately 46.5% of Ivanhoe Mines’ issued and outstanding shares.

On December 8, 2010, Ivanhoe Mines announced that it had entered into a Heads of Agreement with Rio Tinto Holdings pursuant to which Rio Tinto Holdings may increase its percentage ownership of Ivanhoe Mines to 49%, through a combination of share issuances from treasury and acquisitions from third parties and the open market.  This may result in additional direct investments in Ivanhoe Mines of up to approximately $1.4 billion.  Rio Tinto Holdings also agreed to provide up to $1.8 billion in interim financing.  Rio Tinto Holdings can increase its ownership in Ivanhoe Mines to 49% on or before January 18, 2012.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

Ivanhoe Mines announced that the agreement is intended to provide funding to complete the accelerated full-scale construction of the first phase of the Oyu Tolgoi mining complex.  The parties agreed that Rio Tinto Holdings would be entitled to appoint three of the nine directors of OTLLC (with Ivanhoe Mines appointing three and the Government of Mongolia appointing three) and that Rio Tinto Holdings would assume the management of the building and operation of the Oyu Tolgoi mining complex, which includes the Heruga and Hugo North Extension deposits on the Joint Venture Property.  Ivanhoe Mines will continue to directly manage ongoing exploration on the licences outside of the projected life-of-mine area, including the balance of the Joint Venture Property.

In August 2011, Rio Tinto plc announced that first ore production from the Oyu Tolgoi mining complex is forecasted to commence in late 2012 with first commercial production expected by 2013.

Investment Agreement and Integrated Development Plan

In August 2009, the Mongolian Parliament approved amendments to four laws, including the insertion of a sunset provision to cancel the three-year-old, 68% windfall profits tax on copper and gold effective January 1, 2011. These amendments allowed the Mongolian Government, Ivanhoe Mines and Rio Tinto Holdings to conclude the negotiations necessary to finalize an Investment Agreement.

In October 2009, Ivanhoe Mines, OTLLC and Rio Tinto Holdings signed the Investment Agreement with the Mongolian Government.  The Investment Agreement took legal effect on March 31, 2010, and specifies that the Government of Mongolia will own 34% of the shares of OTLLC.  The Investment Agreement regulates the relationship among these parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project.  The Investment Agreement contemplates the Government of Mongolia obtaining a 34% interest in the rights of OTLLC in respect of the Joint Venture Property.  However, Entrée does not have any rights or benefits under the Investment Agreement, and Entrée’s interest in the Joint Venture Property is not affected.

On May 11, 2010, Ivanhoe Mines released an updated mine plan or Integrated Development Plan (“IDP10”) outlining the current scenario for the next phases of development and eventual open-pit and underground mining.  Current reserves and resources are sufficient to support mining for approximately 60 years.  Potential exists to expand these resources, particularly on the Joint Venture Property.

IDP10 declared the first underground mineral reserves and provided an overview of the future exploration, development and production possibilities for the Hugo North deposit, including the Entrée-OTLLC Joint Venture’s Hugo North Extension deposit.  On June 11, 2010, the Company filed an updated NI 43-101 compliant technical report titled "Lookout Hill Property Technical Report 2010" (the "June 2010 Technical Report").  The June 2010 Technical Report is dated June 9, 2010 and was prepared by AMEC Minproc Limited ("Minproc") of Perth Australia, a "Qualified Person" as defined in NI 43-101.  The June 2010 Technical Report considers the conclusions and recommendations raised within IDP10 in the context of the Company’s operations.

The following information is summarized, derived or extracted from the June 2010 Technical Report.  For a complete description of the assumptions, qualifications and procedures associated with the information in the June 2010 Technical Report, reference should be made to the full text of the June 2010 Technical Report, which is available for review on SEDAR at www.sedar.com.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

The probable reserve for Hugo North Extension (see Table 1) totals 27 million tonnes ("Mt") grading 1.85% copper and 0.72 grams per tonne ("g/t") gold.   Previously reported resource estimates for Hugo North Extension and Heruga, which were reproduced in the June 2010 Technical Report, are shown in Table 2 below.  The resource estimate for the Hugo North Extension deposit is effective as of February 20, 2007 and is based on drilling completed to November 1, 2006.  The Heruga mineral resource estimate is effective as of March 30, 2010.

Table 1. Hugo North Extension Mineral Reserve, May 11, 2010 Entrée –OTLLC Joint Venture
Deposit	Ore (Mt)	NSR (US$/t)	Cu (%)	Au (g/t)	Recovered Metal
					Copper (lb)	Gold (oz)

Hugo Dummett Deposit
Probable Shivee Tolgoi (Hugo North Extension)	27	55.57	1.85	0.72	1 032 000 000	531 000

Notes:

•	Table shows only the part of the mineral reserve on the Entrée-OTLLC Joint Venture portion of the Shivee Tolgoi licence.

•
Metal prices used for calculating the Hugo North underground net smelter return  (NSR) are copper $1.50/lb, gold $640/oz, and silver $10.50/oz based on long term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

•
For the underground block cave, all material within the shell has been converted to mineral reserves; this includes low grade indicated and inferred material assigned zero grade and treated as dilution.

•	Only indicated resources were used to report probable reserves.

•
The Entrée-OTLLC Joint Venture Property includes a portion of the Shivee Tolgoi licence and all of the Javhlant licence. Both licences are held in trust for the Entrée-OTLLC Joint Venture by Entrée.  The Joint Venture Property is operated by OTLLC.  OTLLC has an 80% and Entrée has a 20% beneficial ownership interest in the Joint Venture Property.

•	The mineral reserves are not additive to the mineral resources.

Table 2. Entrée-OTLLC Joint Venture Mineral Resources (0.6% CuEq cut-off), based on Technical Report March 2010
Deposit	Tonnage (Mt)	Copper (%)	Gold (g/t)	CuEq (%)	Contained Metal
					Copper (000 lb)	Gold (oz)	CuEq (000 lb)
Hugo North Extension Deposit
Indicated Shivee Tolgoi (Hugo North)	117	1.80	0.61	2.19	4 640 000	2 290 000	5 650 000
Inferred Shivee Tolgoi (Hugo North)	95	1.15	0.31	1.35	2 420 000	950 000	2 840 000
Heruga Deposit
Inferred Heruga Javhlant	910	0.48	0.49	0.87	9 570 000	14 300 000	17 390 000

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

Notes:

•
Copper Equivalent (CuEq) has been calculated using assumed metal prices of $1.35/pound for copper, $650/ounce for gold, and $10.50 for molybdenum. The equivalence formula was calculated assuming that gold was 91% of copper recovery. CuEq was calculated using the formula:

CuEq = %Cu + ((g/t Au*18.98)+(Mo*0.01586))/29.76

•	The contained copper, gold and molybdenum in the table has not been adjusted for metallurgical recovery.

•	Molybdenum content in the Heruga deposit is 141 parts per million ("ppm") and is included in the calculation of CuEq.

•	The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

•	The mineral reserves are not additive to the mineral resources.

•	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

•
The Entrée-OTLLC Joint Venture Property includes a portion of the Shivee Tolgoi licence and all of the Javhlant licence. Both licences are held in trust for the Entrée-OTLLC Joint Venture by Entrée.  The Joint Venture Property is operated by OTLLC.  OTLLC has an 80% and Entrée has a 20% beneficial ownership interest in the Joint Venture Property.

Highlights from IDP10 in relation to Entrée include:

•	First reported mineral reserves on the Joint Venture Property;

•	Hugo North Extension reserves have the highest value of all the Oyu Tolgoi deposits, measured as net smelter returns ("NSR");

•
Development mining of Hugo North Extension (Lift 1) to begin Year 4 after commencement of production at Oyu Tolgoi with full production commencing in Year 11. Rio Tinto plc announced in August 2011 that first ore production is currently forecasted to commence in late 2012 with first commercial production expected by 2013;

•	Mining of Heruga deposit as proposed in Life of Mine (LOM) Sensitivity Case could commence in Year 27;

•	Other alternative mining scenarios consider earlier production from Heruga – as early as Year 7;

•	The Joint Venture Property is a key component of the development and potential further exploration success of the Oyu Tolgoi porphyry system;

•	Commitment to ongoing exploration of the Oyu Tolgoi trend, with up to 13 kilometers of untested potential on the Joint Venture Property;

•	Based on long term metal prices, Entrée’s current share of reserves gives a net present value (NPV) (8%) of $79 million while using current metal prices gives a NPV (8%) of $134 million; and

•	The conceptual LOM Sensitivity Case gives Entrée’s production share using long term metal prices a NPV (8%) of $176 million while using current metal prices gives a NPV (8%) of $344 million.

UNITED STATES – ANN MASON

Entrée has a 100% interest in the Ann Mason property which it acquired in June 2010 through the acquisition of PacMag Metals Pty Ltd (formerly PacMag Metals Limited) ("PacMag").

The following information was taken from "NI 43-101 Compliant Technical Report on the Ann Mason Property, Nevada, USA" with an effective date of March 11, 2011 (the “Technical Report 2011”).  This report was prepared by Wardrop Engineering Inc. and Robert Cann, P.Geo., Entrée’s Vice-President, Exploration.  A copy is filed on SEDAR at www.sedar.com.  Portions of the information are based on assumptions, qualifications and procedures, which are not fully described herein.  Reference should be made to the full text of the Technical Report 2011.

The Ann Mason property is located seven kilometers west of the town of Yerington in central west Nevada and hosts the Ann Mason copper-molybdenum porphyry deposit.  The property is defined by the mineral rights to 241 unpatented lode claims and covers a total area of approximately 1,837 hectares, on public land administered by the Bureau of Land Management.

The illustration below depicts the location of the Ann Mason property.  In addition to the Ann Mason deposit, the property also hosts the Blue Hill copper oxide-sulphide target.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

Mineral Resource Estimate

The Ann Mason deposit contains a NI 43-101 compliant inferred resource of 810.4 Mt at 0.40% copper (at a 0.30% cut-off) for 3.23 Mt of contained copper.  This resource estimate is constrained using PacMag’s pit shell #25 from their Whittle pit optimization run 7.

The following table summarizes the mineral resource for the Ann Mason deposit as reproduced in the Technical Report 2011.  The resource estimate for the Ann Mason deposit is effective as of January 26, 2010:

Cut-off	Tonnage	Cu
Cu %	(million tonnes)%
>0.4	315.2	0.49
>0.3	810.4	0.40
>0.2	1410.0	0.34

At a copper cut-off of 0.30%, modelled within pit shell #25, the molybdenum resource is 166 Mt at 0.01% molybdenum.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

SELECTED QUARTERLY FINANCIAL INFORMATION

	Three Months Ended June 30, 2011	Three Months Ended March 31, 2011	Three Months Ended December 31, 2010	Three Months Ended September 30, 2010

Total Revenues	$-	$-	$-	$-
Net Loss	(3,617,950)	(5,342,265)	(7,942,711)	(6,547,970)
Net loss per share, basic and diluted	(0.03)	(0.05)	(0.07)	(0.06)
Working capital	13,471,418	17,021,575	21,268,201	25,304,804
Total assets	74,086,807	79,223,409	81,359,098	83,413,217
Total long term liabilities	14,859,171	16,341,389	16,158,190	16,962,669

	Three Months Ended June 30, 2010	Three Months Ended March 31, 2010	Three Months Ended December 31, 2009	Three Months Ended September 30, 2009

Total Revenues	$-	$-	$-	$-
Net Loss	(3,422,563)	(2,156,164)	(6,039,776)	(3,620,927)
Net loss per share, basic and diluted	(0.04)	(0.02)	(0.06)	(0.04)
Working capital	29,993,306	40,301,422	40,874,503	41,729,183
Total assets	85,446,604	45,263,909	45,804,120	45,240,905
Total long term liabilities	16,107,909	716,919	676,083	457,523
(1) Working Capital is defined as Current Assets less Current Liabilities.

The increase in net loss to $8,960,215 in the six months ended June 30, 2011 compared to the prior year is the result of increased mineral exploration expenses further described below, increased spending by the Entrée-OTLLC Joint Venture resulting in increased losses from equity investee, and increased general and administrative expenses due to higher legal fees, audit fees, and payroll and consulting expenses due in part to increased operational requirements following the acquisition of PacMag.  The decrease in working capital is primarily the result of cash used in operations during the six months ended June 30, 2011 combined with approximately $7,388,000 of cash consideration and transaction costs paid as part of the PacMag acquisition.  The decrease in total assets over the prior year is the net effect of a decrease in working capital described above and the decrease in investments due to the sale of the Australian listed securities.  The decrease in long term liabilities over the prior year is due primarily to future income tax recovery for the period.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

REVIEW OF OPERATIONS

   Results of operations are summarized as follows:

	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010

Mineral property interests	$5,698,144	$2,511,312	$9,298,385	$3,619,676
General and administrative	1,713,002	769,300	3,081,600	1,796,726
Loss from equity investee	645,264	153,177	1,289,608	195,788
Stock-based compensation	138,077	-	683,046	-
Depreciation	50,083	39,338	106,563	78,763
Interest income	(94,921)	(50,564)	(150,288)	(112,226)
Future income tax recovery	(2,257,762)	-	(3,074,762)	-
Gain on sale of mineral property interest	(125,916)	-	(125,916)	-
Gain on sale of investments	(2,148,021)	-	(2,148,021)	-
Net loss	$3,617,950	$3,422,563	$8,960,215	$5,578,727

   Mineral properties expenditures are summarized as follows:

	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010

US	$4,628,089	$705,467	$7,663,795	$947,410
Mongolia	1,009,271	1,516,764	1,508,566	2,087,603
Other	60,784	289,081	173,445	584,663
Total costs	5,698,144	2,511,312	9,345,806	3,619,676
Less stock-based compensation	-	-	(47,421)	-
Total expenditures, cash	$5,698,144	$2,511,312	$9,298,385	$3,619,676

   MONGOLIA

           Lookout Hill – Joint Venture Property

Since formation, and as of June 30, 2011, the Entrée-OTLLC Joint Venture had expended $14.7 million to advance the project.  Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on Entrée’s behalf the required cash participation amount of $2.94 million, equal to 20% of the $14.7 million incurred to date, plus interest at prime plus 2%.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

Lookout Hill - Shivee West

Entrée has a 100% beneficial interest in the western portion of the Shivee Tolgoi mining licence (Shivee West).

For 2011, Entrée’s work program consists of geological and geophysical surveying, to be followed by reverse circulation (RC) or   core drilling.  Field work commenced in mid-May.  A 1,670 line-kilometer detailed magnetic survey has been completed  and covers a belt of rocks which demonstrate similarities to the Devonian-aged units that host the Oyu Tolgoi deposits.

Togoot

Entrée’s 100% owned, 14,031 hectare Togoot mining licence was issued by the Mineral Resources Authority of Mongolia on June 24, 2010.  Since 2008, three coal targets have been discovered on the Togoot licence: Nomkhon Bohr, Coking Flats and Khar Suul.  These discoveries form part of the rich Permian-age coal basin of Southern Mongolia, which includes Tavan Tolgoi, located approximately 75 kilometers to the northwest of Togoot.

To May 2009, over 15,000 meters of drilling had been completed on coal targets on the Togoot licence, primarily at Nomkhon Bohr.  Nomkhon Bohr lies adjacent to the northern boundary of the licence.  No additional drilling was conducted in 2010.   As a condition to the grant of the mining licence, Entrée was required to prepare a feasibility study on the Nomkhon Bohr target.  The feasibility study was approved by the Mongolian Mineral Resource Council on January 14, 2011.  Ivanhoe Mines maintains a right of first refusal on the licence.

For the three months ended June 30, 2011, Shivee West and Togoot expenses were $1,009,271 compared to $1,516,764 during the three months ended June 30, 2010.  For the six months ended June 30, 2011, Shivee West and Togoot expenses were $1,508,566 compared to $2,087,603 during the six months ended June 30, 2010.  The higher expenses in 2010 resulted from a broader drill program on Shivee West compared to 2011 and no drilling activity on Togoot during the six months ended June 30, 2011.

UNITED STATES

In addition to its Ann Mason property, the Company has direct and indirect interests in non-material properties in Nevada, Arizona, New Mexico and North Dakota.

Ann Mason, Nevada

The Ann Mason property is Entrée’s most advanced project outside of Mongolia.  Entrée has a 100% interest in the Ann Mason property which it acquired in June 2010 through the acquisition of PacMag.

Entrée released a resource estimate on the Ann Mason copper deposit in January 2010, which was reproduced in the Technical Report 2011.  The Ann Mason deposit is estimated to contain an inferred resource of 810.4 Mt grading 0.40% copper, using a 0.30% copper cut-off.  Accompanying molybdenum is estimated at 165.9 Mt at a grade of 0.01% molybdenum.  Based on these figures, the Ann Mason deposit contains approximately 7.1 billion pounds of copper.   The property also hosts the Blue Hill copper oxide target which is located approximately three kilometers northwest of the Ann Mason deposit.

Since its acquisition of the Ann Mason property, Entrée has expended $8.3 million on the property including $4.3 million in the period ended June 30, 2011.  To June 30, 2011, the Company had completed 11 diamond drill holes totalling 12,940 meters, including step out holes, to explore the potential for zones of higher grade mineralization for extensions west of the currently defined Ann Mason resource, and infill drilling to increase resource confidence.  In addition, the Company completed detailed geochemical sampling, RC and diamond drilling to test the extent of shallow oxide copper mineralization in the Blue Hill copper oxide zone, which straddles the western boundary of the Ann Mason property.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

Core drilling commenced at Ann Mason in late 2010. The first hole (EG-AM-10-001) was completed mid-December and in early February, the Company released results for this hole which included 988 meters averaging 0.31% copper.  At the end of March 2011, the Company had completed three additional holes (for a total of four holes and 6,593 meters) at Ann Mason.  Results for holes EG-AM-10-002, 003 and 004 were released on April 29, 2011.  Highlights from this drilling included 584 meters of 0.34% copper in Hole 002 and 124 meters of 0.58% copper in Hole 003.  The results from holes 003 and 004 indicated that mineralization is present 100 meters westward and deeper by 200 meters, which can be confirmed once an updated resource estimate is prepared.  The Company currently has two core rigs working at Ann Mason.

RC drilling was completed at Blue Hill between August and September, 2010 (fourteen holes totalling 2,366 meters) and May and June 2011 (ten holes totalling 1,901 meters).  Significant oxide copper is present in EG-BH-10-001/003/008/009 and 011 and in EG-BH-11-022 to 024, 026/027, and 029/030.  Significant molybdenum was also present in Hole 005 and Hole 009. Oxide copper is present up to a depth of 185 meters (average approximately 125 meters) and over a 650 meter by 500 meter circular area on the west side (below) the eroded Blue Hill Fault ("BHF"). The copper oxide zone is still open to the northwest and southeast.

Sulphide copper mineralization at the bottom of drill holes EG-BH-10-001 to 003, 005, 008 to 010, 015 and 016 indicates the Blue Hill porphyry-style sulphide mineralization (first discovered in PacMag holes BH08001 and BH08003) might be extended 1,000 meters or more to the southwest of the two discovery holes. The Blue Hill sulphide mineralization remains open to the northeast, southeast and at depth.

Between February and June 2011, the Company completed six diamond drill holes (EG-BH-11-015 to 019 and 021) totalling 2,557 meters at Blue Hill. Four holes in the oxide zone provided important geotechnical, structural and assay data. All four holes returned significant oxide copper. Two additional diamond holes were drilled east of the oxide zone to test deeper sulphide copper potential. Assay results from these deeper holes are pending.

Permitting has been completed to expand the approved area of operations so additional drilling can be completed to the southwest of the Blue Hill area.

For the three months ended June 30, 2011, Ann Mason expenses were $4,326,384 compared to $Nil during the three months ended June 30, 2010.  For the six months ended June 30, 2011, Ann Mason expenses were $6,731,394 compared to $Nil during the six months ended June 30, 2010.

Blackjack and Roulette, Nevada

The Company’s Blackjack property in Yerington, Nevada, is comprised of 466 unpatented lode claims and is directly adjacent to the Ann Mason property.  226 of the claims are subject to an underlying mining lease and option to purchase agreement with two individuals.  The underlying agreement provides for an option to purchase the claims for $500,000, a 3% NSR royalty (which may be brought down to a 1% NSR royalty for $2 million) and annual advance minimum royalty payments of $27,500 commencing in June, 2011 and continuing until the commencement of sustained commercial production.

The Company acquired a 51% interest in the Blackjack property from Honey Badger Exploration Inc. ("Honey Badger") on August 26, 2010, by incurring expenditures of $900,000 on the property, issuing 37,500 shares and reimbursing Honey Badger for up to $206,250 of expenditures previously incurred on the property.  The Company acquired the remaining 49% interest in the property from Honey Badger on July 27, 2011, by issuing 550,000 shares and paying $650,000 to Honey Badger.

In September 2009, Entrée entered into an agreement with a wholly-owned subsidiary of Eurasian Minerals Inc. ("Eurasian Minerals"), pursuant to which Entrée may acquire up to an 80% interest in the Roulette property, which adjoins the Blackjack property to the south and the Ann Mason property to the west.  Under the terms of the agreement, Entrée may acquire an 80% interest in the Roulette property by incurring expenditures of $1,000,000, making cash payments of $140,000 and issuing 85,000 shares of the Company within three years.  To date, Entrée has incurred minimum expenditures of $300,000, made cash payments totaling $90,000 and issued 72,500 shares.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

For the three months ended June 30, 2011, Blackjack expenses were $86,341 compared to $485,309 during the three months ended June 30, 2010.  For the six months ended June 30, 2011, Blackjack expenses were $105,365 compared to $536,255 during the six months ended June 30, 2010.

For the three months ended June 30, 2011, Roulette expenses were $27,810 compared to $138,209 during the three months ended June 30, 2010.  For the six months ended June 30, 2011, Roulette expenses were $40,579 compared to $154,406 during the six months ended June 30, 2010.

Lordsburg and Oak Grove, New Mexico

In June 2007, the Company entered into an agreement with Empirical Discovery LLC ("Empirical") to explore for and develop porphyry copper targets in southeastern Arizona and southwestern New Mexico.  Two targets are currently being explored – the Lordsburg property in New Mexico, and the Oak Grove property, which is located approximately 45 kilometers northeast of Lordsburg.  Under the terms of the agreement, as amended, Entrée has the option to acquire up to a 100% interest in either or both of the properties by incurring exploration expenditures of $1.9 million and issuing 300,000 shares by August 9, 2012.  In addition, for each property that Entrée wishes to acquire an interest in, it must incur all additional exploration expenditures necessary to produce a NI 43-101 compliant resource estimate and complete a scoping study on that property.  If Entrée fulfills all of its obligations on a property, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased by Entrée for $2 million.  To date, the Company has incurred minimum expenditures of $900,000 and issued 150,000 shares under the agreement.

Work on the 1,435 hectare Oak Grove property to date has consisted of permitting, negotiation of access agreements, a 17 kilometer induced polarization (IP) survey and a 50 kilometer magnetic survey. The work defined moderate chargeability anomalies associated with a strong, circular magnetic feature.  The target will be drill tested late-2011.

The Lordsburg claims cover 2,013 hectares adjacent to the historic Lordsburg copper-gold-silver district in New Mexico.  Drilling at Lordsburg has been successful in discovering a new porphyry copper-gold occurrence in an area previously known only for vein-style gold mineralization.  No field work was completed at Lordsburg in 2010 or during the six month ended June 30, 2011; however, Entrée is currently applying for an expanded drill permit.  Future drilling will be directed towards expanding the existing drill defined copper and gold zone.

For the three months ended June 30, 2011, expenses incurred on the Lordsburg, Oak Grove and other Empirical targets were $45,424 compared to $53,126 during the three months ended June 30, 2010. For the six months ended June 30, 2011, expenses incurred on the Lordsburg, Oak Grove and other Empirical targets were $79,544 compared to $120,312 during the six months ended June 30, 2010.  Limited work was completed on the Lordsburg property during the first half of 2011.

Bisbee, Arizona

In January 2008, the Company entered into a second agreement with Empirical on similar terms to explore for buried porphyry copper targets in an area north of Bisbee, Arizona.

A $610,000 exploration program designed to test the Dixie and Abbot targets commenced in 2010 and continued in the first quarter of 2011.  As at the end of the period ended March 31, 2011, the Company had completed two  planned holes at Bisbee for a total of 2,179 meters.  Neither of these holes intersected significant economic mineralization and no further work is contemplated.  In April 2011, the Company gave notice to Empirical that it wished to terminate the Bisbee agreement.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

For the three months ended June 30, 2011, Bisbee expenses were $86,493 compared to $28,823 during the three months ended June 30, 2010.  For the six months ended June 30, 2011, Bisbee expenses were $634,055 compared to $136,437 during the six months ended June 30, 2010.  The higher expenses in 2011 resulted from an earlier start in drilling.

Shamrock, Nevada

The Shamrock property was acquired on June 30, 2010 through the acquisition of PacMag.  The Shamrock property is a copper skarn exploration target located in the Yerington copper porphyry district in western Nevada.  The Company has an exploration and option agreement to explore for and develop the 13 patented and 23 unpatented lode mining claims with an option to purchase a 100% interest in the claims for $300,000 payable in three equal $100,000 tranches on September 12, 2010, 2011 and 2012.  The Company made the initial $100,000 payment on September 12, 2010.

Eagle Flats, Nevada

On March 25, 2011, the Company entered into a mining lease and option to purchase agreement with respect to 58 unpatented lode claims, 65 kilometers east of Yerington, in Mineral County, Nevada.  Under the agreement, as amended, the Company may lease the claims for combined payments of $125,000 over five years, and must reimburse $30,000 in property and recording costs.  The Company has an option to purchase the claims for $500,000, subject to a 2% NSR royalty which may be bought down to a 1% NSR royalty for $500,000.  After the fifth anniversary, the Company must pay $40,000 per year, either as a lease payment or an advanced royalty payment, depending on whether the option has been exercised.  Advanced royalty payments will be credited against future NSR royalty payments.

Sentinel, North Dakota

The Sentinel uranium exploration property is located in southwest North Dakota. The property consists of a mineral lease of approximately 2,100 hectares which includes the Church uranium deposit, and two nearby non-contiguous prospecting permits covering approximately 1,160 hectares.  The lease agreement is for a twenty year term ending on June 30, 2027.  It provides for cumulative payments totaling approximately $180,000 to June 30, 2013 ($5.00 per acre of lands per year).  Thereafter, if paying production has not been established, the agreement provides for payments of $10.00 per acre of lands per year until June 30, 2017, after which the annual payment becomes the greater of $225,000 or a 4% royalty on gross proceeds from molybdenum and uranium sales.

Meadow Valley, Arizona

The Meadow Valley property consists of 44 unpatented mining claims staked by the Company.  A lease agreement with Minquest Inc. on six adjoining claims was terminated by the Company on June 28, 2011. The Meadow Valley property is an early stage exploration project within the Laramide porphyry copper province in Arizona.

Rainbow Canyon, Nevada

The Rainbow Canyon property is an early stage epithermal gold project consisting of 50 unpatented lode mining claims in Nevada.  On June 13, 2011, the Company sold its 100% interest in the property to Acrex Ventures Ltd. (“Acrex”), for $125,000 and a 3% NSR royalty, which may be bought down to a 1% NSR royalty for $1 million.  Acrex is realted to the Company by way of a common director.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

AUSTRALIA

Blue Rose Joint Venture

The Company has a 51% interest in the Blue Rose copper-gold-molybdenum joint venture property, with Giralia Resources Pty Ltd, now a subsidiary of Atlas Iron Limited (ASX:AGO) ("Atlas"), retaining a 49% interest.  The joint venture covers exploration license EL 3848 in the Olary Region of South Australia, 300 kilometers north-northeast of Adelaide.  Magnetite iron formations occur in the southern portion of this 1,000 square kilometer tenement and a zone of copper oxide mineralization has been outlined in the north-central area of the tenement.

In September 2010, the joint venture entered into an agreement with Bonython Metals Group Pty. Ltd. ("BMG"), a private Australian resource company. BMG purchased 100% of the iron ore rights on the joint venture property in exchange for 6% of BMG’s future issued capital.  Should BMG convert to a public company by September 25, 2012, BMG will exchange the joint venture’s shares in the private company for 6% of the initial public offering on the day of listing.  Should BMG fail to publicly list its shares by that date, it shall, by way of a selective share buy-back, acquire the joint venture’s private shares for A$25 million. On January 31, 2011, BMG issued 3,060 ordinary shares to the Company representing the Company’s 51% interest of the joint venture’s 6% ownership of BMG.  Bonython has proposed testing of iron ore targets with six RC holes for the second half of 2011.

The joint venture also entered into a mineral development agreement with WASCO Mining Company Pty Ltd ("WASCO"), which plans to conduct mining operations in this area with Entrée and Atlas retaining a royalty interest.  WASCO is a private Australian investment group owned 50% by a Chinese investment vehicle targeting copper production opportunities in Australia.  WASCO can earn 100% of a 12 square kilometer area surrounding the Blue Rose copper deposit along with the rights to mine and process any mineralization extracted.  WASCO will refund the joint venture A$1.95 million in past expenditures and pay a 1.5% gross revenue royalty on any production from the property to the joint venture. The joint venture retains the rights to mineralization other than iron ore on the exploration license outside of the 12 square kilometer WASCO agreement area.

Mystique Farm-Out

Mystique is an early stage gold exploration property comprised of two exploration licenses, E28/1915 and E28/1916, held by Entrée.  Entrée entered into a farm-out agreement with Black Fire Gold Pty Ltd, a wholly-owned subsidiary of Black Fire Energy Limited (ASX:BFE – "Black Fire"), pursuant to which Black Fire can earn a 60% interest in the property by expending A$1 million by September 2012 and a 75% interest by expending A$2.5 million by September 2014.  Black Fire can earn an additional 10% interest by sole funding a pre-feasibility study on the property.  The property is located in the Albany-Fraser Province of West Australia.  Black Fire’s 2010 exploration program did not return any significant results and many drill holes failed to reach bedrock. Diamond drilling is planned for mid to late 2011.

Northling Farm-Out

Entrée entered into a farm-out agreement with Quadrio Resources Pty. Ltd., a subsidiary of Kingsgate Consolidated Limited (ASX:KCN – "Kingsgate"), whereby Kingsgate can earn up to a 70% interest in exploration licence E52/2314 by spending A$750,000 over five years.  The property was explored by DeBeers for diamonds in the early 1990s, with copper being intersected in one of the drill holes (2.4% over 4 meters).  Dominion conducted a limited drilling program through Q3 2010; full results of this work are still being evaluated.  In June 2011, Kinsgate assigned its interest in the farm-out agreement to Vanguard Exploration Pty Ltd.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

PERU

In September 2010, the Company entered into a conditional agreement with a private Peruvian company whereby Entrée may acquire an initial 70% interest in the Lukkacha property located in Tacna Province of southeastern Peru. The property is situated within 50 kilometers of the international border with Chile, and initiation of work is subject to Entrée obtaining a Supreme Decree allowing it to work on the property. Subject to obtaining the Supreme Decree, the Company may earn a 70% interest by making cash payments totalling $215,000 and expending a minimum of $1.5 million on exploration, to include a minimum 6,000 meters of diamond drilling, within 24 months.  Once the Company has earned a 70% interest, it may acquire a further 30% interest by paying the vendors $2 million within 24 months. The vendors would retain a 2% NSR royalty, half of which may be purchased at any time for $1 million.

The property consists of five concessions totalling 2,900 hectares which cover two large areas of surface alteration, iron oxides and quartz veining approximately 50 kilometers along the structural trend southeast from the giant Toquepala mining operation of Grupo Mexico.  The property has never been drilled and represents a unique opportunity for grass roots exploration within a major copper district.  Further exploration (geophysics and drilling) is dependent on receipt of the Supreme Decree.

For the three months ended June 30, 2011, Lukkacha expenses were $9,481 compared to $Nil during the three months ended June 30, 2010.  For the six months ended June 30, 2011, Lukkacha expenses were $62,510 compared to $Nil during the six months ended June 30, 2010.

GENERAL AND ADMINISTRATIVE

For the three months ended June 30, 2011, general and administrative expense, before stock-based compensation, was $1,713,002 compared to $769,300 during the three months ended June 30, 2010.  For the six months ended June 30, 2011, general and administrative expense before stock-based compensation was $3,081,600 compared to $1,796,726 during the six months ended June 30, 2010.  The increase in 2011 was due to a number of factors including increases in personnel expenses and increased legal and regulatory fees compared to 2010.

STOCK-BASED COMPENSATION

For the three months ended June 30, 2011, stock-based compensation expense was $138,077 compared to $Nil during the three months ended June 30, 2010.  For the six months ended June 30, 2011, stock-based compensation expense was $683,046 compared to $Nil during the six months ended June 30, 2010.  During the six months ended June 30, 2011, 325,000 options were granted with a fair value of $671,037, compared to Nil options granted during the six months ended June 30, 2010.

INTEREST INCOME

For the three months ended June 30, 2011, interest income was $94,921 compared to $50,564 during the three months ended June 30, 2010 as set out above.  For the six months ended June 30, 2011, interest income was $150,288 compared to $112,226 during the six months ended June 30, 2010 as set out above.  The Company earns interest income on its invested cash which decreased compared to the equivalent period last year due primarily to cash expenditures on operations throughout the year and the PacMag acquisition.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

VALUATION OF INVESTMENT

    Asset Backed Commercial Paper

The Company owns asset backed notes (AB Notes) with a face value of C$4,007,068 (December 31, 2010 – C$4,007,068) with an expected maturity date of December 20, 2016. The Company has designated the notes as available for sale and the notes are recorded at fair value. During the six months ended June 30, 2011, the fair market value of the AB Notes was positively impacted by three factors: a decrease in the perceived risk of the Class B and C notes, the improvement in the credit markets as reflected in bond yields, and the passage of time.

The Company’s MAV2 Class B and C notes have increased in value.  The Class C notes are the most junior notes referencing the MAV2 ‘pool’ of assets and therefore will be immediately impacted by any credit losses in that pool; the Class B notes are next-most junior and will take losses if the C notes realize complete loss.  These junior notes are most at risk due to the performance of one specific high-risk asset within the MAV2 pool.  If that asset were to default with complete loss, the C notes would be worthless and the B notes’ expected value at redemption would be reduced by approximately 20%.  However, this high-risk asset has improved due to a general improvement in its credit risk and due to the fact that its maturity date is now less than one year away.  To recognize this improvement in risk profile for the Class C and B notes, the Company has increased its valuation of the B and C notes.

In the credit markets, corporate bond market yields continued their improving trend through the first two months of Q2.  This trend was partly reversed in June, when concerns resurfaced about Greece’s solvency and, more broadly, about the apparent worsening of credit conditions amongst European sovereigns.  The net result was that the average risk level of the North American credit markets fell from the start of the quarter until the end.  This had the effect of increasing the value of the AB Notes held by the Company.  Looking forward, it is noted that the AB Notes are not directly exposed to European sovereign risk, however there are some concerns about ‘contagion’ effecting the global economic recovery and therefore North America corporations.

Lastly, the simple passage of time had a positive effect on fair market value.  As with all debt instruments, provided they do not go into default, the value of the AB Notes will approach par as the maturity date approaches.  The reduction in the time-to-maturity is a factor that increased the fair market value of the AB Notes during this period.

The impact of these positive factors was an increase in fair market value in 2011.  As a result of this analysis, the Company has estimated the fair market value of its AB Notes investment to be $2,976,307 as at June 30, 2011 (December 31, 2010 – $2,638,185).  Accordingly, the Company has recorded an unrealized gain of $254,000 in other comprehensive income (December 31, 2010 – $471,588) for the six months ended June 30, 2011.

While the Company believes it has utilized an appropriate methodology to estimate fair value, there can be no assurance that its estimate of potential recovery as at June 30, 2011 is accurate.  Subsequent adjustments, either materially higher or lower, may be required in future reporting periods.

Equity Method Investment

As further described in the notes to the Interim Unaudited Consolidated Financial Statements, the Company has a 20% interest in a joint venture with OTLLC.  As at June 30, 2011, the Company’s investment in the joint venture was $42,327 (December 31, 2010 - $119,517). The Company’s share of the loss of the joint venture is $1,289,608 for the six months ended June 30, 2011 (June 30, 2010 - $195,788).

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

Australia Listed Equity Securities

In April 2011, the Company sold all of its Australian listed equity securities for gross cash proceeds of $3,174,208, net of taxes.

OUTLOOK

The Company is actively engaged in evaluating additional acquisition opportunities which are complementary to its existing projects, particularly large tonnage base and precious metal targets in eastern Asia and the Americas.  Recent efforts have resulted in the acquisition of PacMag, agreements with Honey Badger and Eurasian Minerals’ wholly owned subsidiary Bronco Creek Exploration Inc. on projects in Nevada and a conditional agreement on the Lukkacha property in Peru.  The commodities the Company is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments.  Smaller, higher grade systems will be considered by the Company if they demonstrate potential for near-term production and cash-flow.  If the Company is able to identify smaller, higher grade bodies that may be indicative of concealed larger tonnage mineralized systems, it may negotiate and enter into agreements to acquire them.

Entrée has not generated any revenue from operations since its incorporation and Entrée anticipates that it will continue to incur operating expenses without revenues unless and until it is able to identify a mineral reserve in a commercially exploitable quantity on one or more of its mineral properties and it builds and operates a mine.  As at June 30, 2011, Entrée had working capital of approximately $13.5 million.  Entrée’s average monthly operating expenses in 2010 were approximately $1.6 million, including exploration, general and administrative expenses and investor relations expenses.   For the first six months of 2011, Entrée’s average monthly operating expenses were $1.5 million.  Due to the nature of Entrée’s mineral property interests and related exploration expenses, the Company has the ability to alter the timing of these expenditures and, to a lesser extent, its general and administrative expenses.  Entrée believes that in order to advance its existing projects, and to consider acquiring any additional complementary projects, it will have to raise additional funds in the next 12 months.  In order to provide the Company with flexibility to raise funds should the opportunity arise, the Company announced on November 19, 2010 that it had filed a short form base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec, and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10/A.  These filings will allow the Company to make offerings of common shares, warrants, subscription receipts or any combination of such securities up to an aggregate offering price of C$100,000,000 during the 25-month period that the short form base shelf prospectus remains effective.  Net proceeds from the sale of the securities, if any, are expected to be used by the Company for acquisitions, development of acquired mineral properties, working capital requirements and/or for other general corporate purposes.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

SELECTED QUARTERLY DATA

	Three Months Ended June 30, 2011	Three Months Ended March 31, 2011	Three Months Ended December 31, 2010	Three Months Ended September 30, 2010

Exploration	$5,698,144	$3,647,662	$4,109,919	$4,496,968
General and administrative	1,901,162	1,922,626	4,041,289	1,729,714
Loss from operations	(7,599,306)	(5,570,288)	(8,151,208)	(6,226,682)
Gain on sale of investments	2,148,021	-	-	-
Gain on sale of mineral property interest	125,916	-	-	-
Interest income	94,921	55,367	51,199	80,251
Loss from equity investee	(645,264)	(644,344)	(388,114)	(401,539)
Future income tax recovery	2,257,762	817,000	545,412	-
Net loss	$(3,617,950)	$(5,342,265)	$(7,942,711)	$(6,547,970)

Loss per share, basic and diluted	$(0.03)	$(0.05)	$(0.07)	$(0.06)

	Three Months Ended June 30, 2010	Three Months Ended March 31, 2010	Three Months Ended December 31, 2009	Three Months Ended September 30, 2009

Exploration	$2,511,312	$1,108,364	$2,406,856	$2,722,656
General and administrative	808,638	1,066,608	3,591,718	888,319
Loss from operations	(3,319,950)	(2,174,972)	(5,998,574)	(3,610,975)
Interest income	50,564	61,419	62,758	33,142
Loss from equity investee	(153,177)	(42,611)	(103,960)	(43,094)
Net loss	$(3,422,563)	$(2,156,164)	$(6,039,776)	$(3,620,927)

Loss per share, basic and diluted	$(0.04)	$(0.02)	$(0.06)	$(0.04)

The 2010 field exploration season did not begin until the end of March resulting in lower explorations cost in the first quarter compared to the current year. General and administrative costs fluctuate throughout the year, primarily due to stock-based compensation expenses.  During the six months ended June 30, 2011, the Company sold all of the Australian listed securities and recorded gain on sale of investments of $2,148,021.  In addition, the Company sold the Rainbow Canyon property and recorded gain on sale of mineral property interest of $125,916.

LIQUIDITY

To date the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.  Working capital on hand at June 30, 2011 was $13,471,418.  Entrée believes that in order to advance its existing projects, and to consider acquiring any additional complementary projects, it will have to raise additional funds in the next 12 months.  Cash was $15,278,670 at June 30, 2011.  At present, the Company is dependent on equity financing for additional funding.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

Under the terms of the Entrée-OTLLC Joint Venture, Entrée may be carried through to production on the Joint Venture Property, at its election, by debt financing from OTLLC with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance.

Operating activities

Cash used in operations was $10,433,699 for the six months ended June 30, 2011 (June 30, 2010 - $4,930,236) and represents expenditures primarily on mineral property exploration and secondarily on general and administrative expense for both periods.

Financing activities

Cash provided by financing activities during the six months ended June 30, 2011 and 2010 and common shares issued for cash were as follows:

	Six Months Ended June 30, 2011	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010	Six Months Ended June 30, 2010
	Shares	Amount	Shares	Amount

Share Issue Costs	-	$-	-	$(147,228)
Exercise of stock options	269,839	401,850	925,303	1,522,682
	269,839	$401,850	925,303	$1,375,454

Investing activities

During the six months ended June 30, 2011, the Company expended $Nil (June 30, 2010 – $6,827,921) relating to the PacMag acquisition and cash and bond payments of $62,819 (June 30, 2010 – $133,589) related to other mineral property interests and recorded in other assets.  The Company also acquired $959,437 cash on the acquisition of PacMag on June 30, 2010.  During the six months ended June 30, 2011, the Company expended $200,267 on equipment, primarily for exploration activities (June 30, 2010 - $62,958).  During the six months ended June 30, 2011, the Company sold all of the Australian listed securities for gross cash proceeds of $3,174,208, net of taxes.  In June 2011, the Company sold its interest in the Rainbow Canyon property for gross cash proceeds of $125,916.

Table of Contractual Commitments

The following table lists as of June 30, 2011 information with respect to the Company’s known contractual obligations.

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Year	Total

Office leases	$136,550	$391,942	$429,231	$310,960	$1,268,683
Total	$136,550	$391,942	$429,231	$310,960	$1,268,683

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

Outstanding share data

As at June 30, 2011, there were 114,664,764 common shares outstanding.  In addition, there were 9,232,000 stock options outstanding with exercise prices ranging from C$1.32 to C$3.47 per share.  There were no warrants outstanding at June 30, 2011. As at August 5, 2011 there were 115,358,572 common shares outstanding. In addition, there were 9,292,000 stock options outstanding with exercise prices ranging from C$1.32 to C$3.47 per share as at August 5, 2011.

CAPITAL RESOURCES

The Company had no commitments for capital assets at June 30, 2011.

At June 30, 2011, the Company had working capital of $13,471,418 compared to $29,993,306 at June 30, 2010. In addition, the Company had an investment in asset backed commercial paper of $2,976,307 net of all adjustments.  Entrée believes that in order to advance its existing projects, and to consider acquiring any additional complementary projects, it will have to raise additional funds in the next 12 months.

The Company is committed to make lease payments totalling $1,268,683 over its six year office lease in Vancouver, three annual office leases in Colorado, Arizona, and Yerington, two annual warehouse leases in Yerington, and six leases for accommodations in Vancouver and Yerington.

OFF-BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements except for the contractual obligation noted above.

TRANSACTIONS WITH RELATED PARTIES

On March 25, 2011, the Company entered into an agreement with Acrex Ventures Ltd. (“Acrex”), a company related by way of a common director, pursuant to which Acrex purchased a 100% interest in the Rainbow Canyon property for $125,916 and a 3% NSR royalty, which may be bought down to a 1% NSR royalty for $1 million.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.

The Company must make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes in these estimates may result in an increase or decrease to the tax provision in a subsequent period. The Company must assess the likelihood that we will be able to recover any deferred tax assets. If recovery is not likely, the provision for taxes must be increased by recording a valuation allowance against the deferred tax assets.  However, should there be a change in the ability to recover any deferred tax assets, the tax provision would increase in the period in which it is determined that the recovery was not likely. Recovery of a portion of the deferred tax assets is impacted by Company plans with respect to holding or disposing of certain assets.  Changes in economic conditions, exploration results, metal prices and other factors could result in changes to the estimates and judgements used in determining the income tax expense.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

The Company capitalizes the cost of acquiring mineral property interests, including undeveloped mineral property interests, until the viability of the mineral interest is determined. Capitalized acquisition costs are expensed if it is determined that the mineral property has no future economic value.  The Company must make estimates and judgments in determining if any capitalized amounts should be written down by assessing if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property's total carrying value. The carrying value of each mineral property is reviewed periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 9 to the Annual Financial Statements. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation; and (2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm’s-length transaction.

The Company’s accounting policy is to expense exploration costs on a project by project basis consistent with US GAAP. The policy is consistent with that of other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred. Management is of the view that its current policy is appropriate for the Company.

Under generally accepted accounting principles, the events and circumstances affecting AB Notes since August 2007 constitute an indication of impairment and it is therefore necessary to carry AB Notes at the lower of cost and estimated fair value. Fair value is estimated based on the results of a valuation technique that makes maximum use of inputs observed from markets, and relies as little as possible on inputs generated by the entity.

CHANGES IN ACCOUNTING POLICIES

In April 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2010-13, Compensation – Stock Compensation (Topic 718), amending Accounting Standards Codification (ASC) 718. ASU 2010-13 clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which the entity’s equity securities trade should not be classified as a liability if it otherwise qualifies as equity.  ASU 2010-13 also improves GAAP by improving consistency in financial reporting by eliminating diversity in practice.  ASU 2010-13 is effective for interim and annual reporting periods beginning after December 15, 2010.  The Company is currently evaluating the impact of ASU 2010-13, but does not expect its adoption to have a material impact on the Company’s financial reporting and disclosures.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855), amending ASC 855. ASU 2010-09 removes the requirement for a U.S. Securities and Exchange Commission ("SEC") filer to disclose a date relating to its subsequent events in both issued and revised financial statements.  ASU 2010-09 also eliminates potential conflicts with the SEC’s literature.  Most of ASU 2010-09 is effective upon issuance of the update. The Company adopted ASU 2010-09 in February 2010, and its adoption did not have a material impact on the Company’s financial reporting and disclosures.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements, amending ASC 820. ASU 2010-06 requires entities to provide new disclosures and clarify existing disclosures relating to fair value measurements.  The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company adopted ASU 2010-06 during the March 2010 quarter, and its adoption did not have a material impact on the Company’s financial position or results of operations.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the Annual Consolidated Financial Statements for the year ended December 31, 2010.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial assets and liabilities consist of cash, investments, receivables, accounts payable and accrued liabilities and loans payable, some of which are denominated in United States dollars, Mongolian Tugriks, Australian dollars, Peruvian Nuevo Sol and Chinese Renminbi. Investments include asset backed notes.  The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in currencies other than the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies.

The Company has estimated the fair value of AB Notes at June 30, 2011 using the methodology and assumptions outlined below.  The fair value estimate of the AB Notes received under the restructuring were calculated based on information provided by the Pan Canadian Investor Committee as well as Ernst & Young, the Monitor of the restructuring.

The Company has applied its best estimate of prospective buyers’ required yield and calculated the present value of the AB Notes using required yield as the discount factor. Using a range of potential discount factors allows the Company to estimate a range of recoverable values (see VALUATION OF INVESTMENT).

Restructuring costs are excluded from this valuation as it has been stated that the costs will be deducted from the accrued interest that the Company will receive shortly after the completion of the restructuring.  Based on the fair value estimation, the Company has recorded an unrealized gain of $254,000 (December 31, 2010 - $471,588) for the six months ended June 30, 2011. There can be no assurance that the fair value estimate will be realized or that it will be adequate. Subsequent adjustments, which could be material, may be required in future reporting periods.

OTHER MD&A REQUIREMENTS

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

Forward-looking statements include, but are not limited to, the future price of copper, gold and molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, cost and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and future financial performance. In certain cases, forward-looking statements can be identified by the use of words such as plans, expects or does not expect, is expected, budgeted, scheduled, estimates, forecasts, intends, anticipates, or does not anticipate or believes or variations of such words and phrases or statements that certain actions, events or results may, could, would, might, or will be taken, occur or be achieved. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to international operations; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of copper, gold and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk” in this MD&A and in the section entitled “Risk Factors” in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.  Accordingly, readers should not place undue reliance on forward-looking statements.

Risk

The Company is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this MD&A. For a more extensive discussion of such risks and uncertainties, the reader should also refer to the section titled "Risk Factors" contained in the Company’s AIF available on SEDAR at www.sedar.com.

There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and further exploration is required before the Company can evaluate whether any such deposits exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources.  Even if the Company is successful in identifying a mineral deposit, the Company would be required to spend substantial funds on further drilling and engineering studies before determining whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit).

The Company must comply with licence and permitting requirements. In Mongolia, the Shivee Tolgoi and Javhlant exploration licences were converted to mining licences on October 27, 2009.  These licences now have a term of 30 years, with two potential extensions of 20 years each.  The total estimated annual fees in order to maintain the Shivee Tolgoi and Javhlant mining licences in good standing is $1,100,000.  Approximately $500,000 of the total is recoverable from OTLLC.

Entrée is not presently a party to the Investment Agreement.  Although OTLLC has agreed under the terms of the Earn-In Agreement to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Investment Agreement, unless and until Entrée becomes a party of the Investment Agreement or otherwise receives confirmation from the Government of Mongolia, there can be no assurance that Entrée will be entitled to all of the benefits of the Investment Agreement, including stability with respect to taxes payable.  Until such time as Entrée becomes a party to the Investment Agreement, it could be subject to the new surtax royalty which came into effect in Mongolia on January 1, 2011.  The rates of the new surtax royalty vary from 1% to 5% for minerals other than copper.  For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products.  No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals.  This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals.  In order to become a party to the Investment Agreement, the Government of Mongolia may require Entrée or the Entrée-OTLLC Joint Venture to agree to certain concessions, including with respect to the ownership of the Entrée-OTLLC Joint Venture or the scope of the lands to be covered by the Investment Agreement.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

In Nevada, maintenance fees must be paid to the Bureau of Land Management annually.  For the 2011 assessment year, the aggregate fee for the Ann Mason property is approximately $35,000.

In both Mongolia and Nevada, the Company must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

The Company’s financial success is subject to, among other things, fluctuations in copper, molybdenum and gold prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company’s ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has not completed a feasibility study on any of its deposits to determine if its hosts a mineral resource that can be economically developed and profitably mined.

Internal Control over Financial Reporting

Management is responsible for designing internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.  No change in the Company’s internal control over financial reporting occurred during the period beginning on April 1, 2011 and ended on June 30, 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011
(In United States dollars unless stated otherwise)

International Financial Reporting Standards

The Company is a "domestic" issuer under Canadian securities law and a "foreign private issuer" under SEC regulations. The Company files its financial statements with both Canadian and U.S. securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers were required to transition to International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011. On June 27, 2008, the CSA Staff issued Staff Notice 52-321 "Early Adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB" which confirmed that domestic issuers that are also SEC registrants are able to continue to use US GAAP. Consequently, the Company is not required to convert to IFRS effective January 1, 2011 and has elected to continue using US GAAP.